                              EMPIRE RESORTS, INC.
                     701 N. GREEN VALLEY PARKWAY, SUITE 200
                               HENDERSON, NV 89074

May 4, 2006

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561
Attention: David R. Humphrey, Branch Chief

Re:      Empire Resorts, Inc.
         Form 10-K for the year ended December 31, 2005
         Commission File Number: 001-12522
         ---------------------------------

Ladies and Gentlemen:

We  acknowledge  receipt of the letter of comment  dated April 20, 2006 from the
Securities and Exchange  Commission  (the  "Commission  Letter").  The following reflect our  responses  to the  Commission  Letter.  The section and page number references  below  refer to our annual  report on Form 10-K for the fiscal  year ended  December 31, 2005 filed with the  Securities  and Exchange  Commission on
March 30, 2006. The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 34

1.   WE NOTE THAT YOUR DISCLOSURES OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES
PRIMARILY  REPRESENT A DESCRIPTION OF ACCOUNTING  POLICIES INCLUDED IN THE NOTES
TO THE  CONSOLIDATED  FINANCIAL  STATEMENTS.  WE  BELIEVE  THAT  FR-72  (RELEASE
33-8350) ELICITS A DISCUSSION THAT  SUPPLEMENTS,  NOT REPEATS THE DISCLOSURES IN
THE  NOTES.  WHILE THE NOTES  GENERALLY  DESCRIBE  THE  METHOD  USED TO APPLY AN
ACCOUNTING PRINCIPLE,  THE DISCUSSION IN THE MD&A SHOULD FOCUS ON THE ESTIMATES,
ASSUMPTIONS  OR  UNCERTAINTIES  INVOLVED IN APPLYING A PRINCIPLE  INCLUDING  HOW
THESE ITEMS MAY IMPACT THE PRINCIPLE AND HOW THIS  PRINCIPLE MAY HAVE  DIFFERENT
EFFECTS ON YOUR FINANCIAL  RESULTS OVER TIME. WE ALSO BELIEVE  COMPANIES  SHOULD
ADDRESS WHY THE ACCOUNTING  ESTIMATES OR  ASSUMPTIONS  ARE SUBJECT TO CHANGE AND
ANALYZE  THEIR  SPECIFIC  SENSITIVITY  TO CHANGE,  BASED ON OUTCOMES  THAT COULD
REASONABLY  LIKELY  OCCUR  AND MAY  HAVE A  MATERIAL  EFFECT.  IN  THIS  REGARD,
REGISTRANTS SHOULD PROVIDE  QUANTITATIVE AS WELL AS QUALITATIVE  DISCLOSURE WHEN
QUANTITATIVE   INFORMATION  IS  REASONABLY  AVAILABLE.   FOR  EXAMPLE,  IN  YOUR
DISCUSSION  ON  IMPAIRMENT  ON  LONG-LIVED  ASSETS,  YOU SHOULD  ANALYZE HOW THE
COMPANY ARRIVED AT THE IMPAIRMENT AMOUNTS TAKEN DURING THE PERIODS, HOW ACCURATE
THE  ESTIMATES AND  ASSUMPTIONS  HAVE BEEN IN THE PAST  INCLUDING  WHETHER THESE
ESTIMATES  AND  ASSUMPTIONS  HAVE  CHANGED  OVER TIME AS WELL AS THE  REASONABLE
LIKELINESS THAT THE CURRENT  ESTIMATES AND ASSUMPTIONS  BEING USED MAY CHANGE IN
THE FUTURE BASED ON THE SIGNIFICANT AMOUNT OF ASSET STILL BEING REFLECTED IN THE
FINANCIAL STATEMENTS.

It is  our  understanding  from a  conversation  with  a  representative  of the
Commission that this point may be considered to be primarily guidance for future filings  and we will  follow  the  guidance  in  FR-72  (Release  33-8350)  when preparing our disclosures of critical  accounting  policies and estimates in our future filings.

The following is additional factual  information  related to your example of the discussion  of the  impairment  loss for the year ended  December 31,  2005.  We determined the amount of impairment  loss recorded by  specifically  identifying the deferred costs associated with the individual  developments  underway during that period. The decision to recognize impairment losses was based fundamentally on the change in the  political  circumstances  and tribal  leadership  problems which  occurred  during  2005.  The  severity of these  issues in 2005 led us to conclude  that  regardless  of the  potential  of the future  revenues  from the projects, the probability of a successful completion of them was so low that the recovery of the  deferred  costs  associated  with them was very  unlikely.  The deferred  development  costs of approximately  $5.6 million at December 31, 2005 relate only to the St. Regis Mohawk Tribe development at Monticello  Raceway. We believe that the  probability of that project coming to a successful  conclusion is  quite  high  because  the  processing  of the  project  applications  by the governmental  agencies  involved has  progressed  substantially  in the last six months. The revenue from the development and management fees for that project is expected to be in excess of the amounts deferred at December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

   TABLE OF CONTRACTUAL OBLIGATIONS. PAGE 40

2.   WE NOTE THAT YOU HAVE  INCLUDED  ONLY  PRINCIPAL  PAYMENTS IN YOUR TABLE OF
CONTRACTUAL  OBLIGATIONS,  AND  THAT  FOOTNOTE  (B) TO THE  TABLE  OFFERS A VERY
LIMITED  DISCUSSION  OF THE MATERIAL  TERMS OF BOTH YOUR FIXED AND VARIABLE RATE
DEBT.  BECAUSE  THE TABLE IS AIMED AT  INCREASING  TRANSPARENCY,  WE BELIEVE YOU
SHOULD  ALSO  INCLUDE  ESTIMATED  INTEREST  PAYMENTS IN THE BODY OF THE TABLE AS
THESE  PAYMENTS  REPRESENT A  CONTRACTUAL  OBLIGATION.  YOUR TABULAR  DISCLOSURE
SHOULD BE ACCOMPANIED BY A MORE DETAILED FOOTNOTE EXPLANATION OF THE METHODOLOGY
USED IN THE CALCULATION,  INCLUDING  CURRENT INTEREST RATE ON VARIABLE RATE DEBT
USED IN YOUR CALCULATIONS. SEE SECTION IV.A OF FR-72 FOR GUIDANCE.

We note  the  guidance  in  Section  IV.A of  FR-72.  The  Company  will add the following  table with more  detailed  footnotes  reflecting  the  changes in our disclosure.

CONTRACTUAL OBLIGATIONS

     -------------------------------------------------------
     CONTRACTUAL OBLIGATIONS
     -------------------------------------------------------
                                                                            Less                                         More
                                                                            than 1         1 - 3          3 - 5          than 5
                                                             Total          year           years          years          years
                                                             -----          ----           -----          -----          -----

     Senior Convertible Notes - principal        (a)       $ 65,000       $ ----         $ ----         $ ----         $ 65,000
     Revolving credit facility -principal        (b)          7,476         ----            7,476         ----           ----
     Senior Convertible Notes - interest         (c)         44,200          5,200         10,400         10,400         18,200
     Revolving credit facility -interest         (d)          1,420            710            710         ----           ----
     Operating lease obligations                                797            232            554             11         ----
                                                           --------------------------------------------------------------------
     Total                                                 $118,893       $  6,142       $ 19,140       $ 10,411       $ 83,200
                                                           ====================================================================

     (a) The holders of our Senior  Convertible  Notes have the right to require us to repurchase the notes at 100% of the principal amount  outstanding on July 31, 2009.

     (b) The revolving credit facility matures on January 11, 2008.

     (c) Interest is payable at 8% semi-annually on the Senior Convertible Notes and this table is based upon those notes being repaid in 2014.

     (d) The revolving  credit  facility bears interest at the Prime Rate plus 2 points or Libor  Rate plus 4 points.  Amounts  in this  table are based upon  an  average  interest  rate  of 9.5%  on  borrowings  under  this facility.

                                       2

FINANCIAL STATEMENTS

   CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 45

3.   PLEASE  REVISE YOUR INCOME  STATEMENT  PRESENTATION  TO INCLUDE  IMPAIRMENT
LOSSES WITHIN CONTINUING  OPERATIONS AS PART OF THE SUBTOTAL "INCOME (LOSS) FROM
OPERATIONS". REFER TO THE GUIDANCE IN PARAGRAPH 25 OF SFAS 144.

The Company will present its income statement,  regarding impairment losses from continuing  operations,  in accordance with the guidance in paragraph 25 of SFAS
144 in its future filings.

4.   AS A RELATED MATTER,  YOUR CURRENT  DISCLOSURE  DISCUSSING THE $8.5 MILLION
IMPAIRMENT  ON DEFERRED  DEVELOPMENT  COSTS RELATED TO YOUR WORK WITH THE CAYUGA
NATION  STATES  THAT  THE  CONTINUED  DEFERRAL  OF SUCH  COSTS  WOULD  NOT BE IN
ACCORDANCE  WITH YOUR ACCOUNTING  POLICY,  BUT DOES NOT STATE WHY. PLEASE EXPAND
YOUR  DISCLOSURE   SURROUNDING  YOUR  IMPAIRMENT   LOSSES  TO  INCLUDE  A  BRIEF
DESCRIPTION OF THE FACTS AND CIRCUMSTANCES LEADING TO THE IMPAIRMENT LOSS. REFER
TO THE GUIDANCE IN PARAGRAPH 26 OF SFAS 144.

The Company  proposes to insert the following  additional  comment in accordance with the guidance in paragraph 26 of SFAS 144.

"Our evaluation of the  circumstances  surrounding our development  project with the Cayuga Nation,  particularly  the continuing  uncertainty  involving  tribal governance, led us to believe that it was appropriate to recognize an impairment of the deferred  development  costs  associated with that tribe and project.  We concluded  that even though the future  income  from the  project  would be very significant,  it is  appropriate  to apply a low  probability  to acquiring that income on the basis of circumstances at December 31, 2005."

   CONSOLIDATED STATEMENT OF CASH FLOWS. PAGE 48

5.   WE NOTE  THAT  YOU HAVE  CLASSIFIED  DEBT  ISSUANCE  COSTS  (I.E.  DEFERRED
FINANCING COSTS) AS FINANCING  ACTIVITY OUTFLOWS.  HOWEVER,  THE REQUIREMENTS OF
PARAGRAPH 28 OF SFAS 95 REQUIRES ADJUSTMENT FROM NET INCOME TO REMOVE THE EFFECT
OF ALL DEFERRAL OF PAST  OPERATING  CASH PAYMENTS IN  DETERMINING  NET CASH FLOW
FROM OPERATING ACTIVITIES. AS THESE COSTS REPRESENT DEFERRAL OF A PAST OPERATING
CASH  PAYMENT AND DO NOT MEET THE  DEFINITION  OF A CASH OUTFLOW FOR A FINANCING
ACTIVITY (I.E.  PRINCIPAL PAYMENTS OR REPAYMENT OF AMOUNTS BORROWED) AS REQUIRED
BY PARAGRAPH 20 OF SFAS 95, THEY SHOULD BE TREATED AS A RECONCILING  ITEM WITHIN
OPERATING ACTIVITIES ON THE CONSOLIDATED STATEMENT OF CASH FLOW.

6.   FURTHERMORE,  IN YOUR  SUPPLEMENTAL  SCHEDULE  OF  NON-CASH  INVESTING  AND
FINANCING ACTIVITIES, WE ALSO NOTE THAT OTHER DEFERRED FINANCING COSTS WERE PAID
WITH PROCEEDS  RECEIVED ON A REVOLVING CREDIT FACILITY  ($485,000),  ISSUANCE OF
SENIOR  CONVERTIBLE DEBT ($2.78 MILLION) AND LOAN FROM A BANK ($118,000) IN EACH
OF THE THREE FISCAL YEARS.  FOR EXAMPLE,  IN FISCAL YEAR 2004, THE $2.78 MILLION
OF DEFERRED  FINANCING  COSTS  RECOGNIZED  AS A NON-CASH  ACTIVITY IS TREATED AS
BEING TAKEN FROM THE $65 MILLION OF SENIOR  CONVERTIBLE DEBT ISSUED SO THAT YOUR
FINANCING  ACTIVITIES  ONLY  REFLECT THE NET  PROCEEDS OF $62.22  MILLION  BEING
RECEIVED  FROM THE  ISSUANCE OF THIS DEBT.  HOWEVER,  IN EFFECT YOU RECEIVED THE
FULL  PROCEEDS OF THE $65  MILLION IN DEBT ISSUED AND PAID THE $2.78  MILLION IN
DEFERRED  FINANCING  COSTS FROM THOSE  PROCEEDS.  THEREFORE,  YOUR  CONSOLIDATED
STATEMENT  OF  CASH  FLOWS  SHOULD   REFLECT  THE  GROSS   ACTIVITY  FROM  THESE
TRANSACTIONS BY RECOGNIZING A FINANCING  ACTIVITY CASH INFLOW OF $65 MILLION FOR
THE ISSUANCE OF THE DEBT AND AN OPERATING  ACTIVITY CASH OUTFLOW FOR THE PAYMENT
OF THE $2.78 MILLION DEFERRED FINANCING COSTS. THE RECOGNITION OF THE GROSS

                                       3

AMOUNTS OF CASH RECEIPTS AND PAYMENTS WOULD THEN BE CONSISTENT WITH THE GUIDANCE
IN PARAGRAPH 11 OF SFAS 95 AS WELL AS THE GROSS  RECOGNITION OF THE RELATED DEBT
AND ASSET IN YOUR  CONSOLIDATED  BALANCE SHEET FOR THESE ITEMS. IN ADDITION,  WE
BELIEVE THIS TREATMENT IS ESPECIALLY  RELEVANT AND MEANINGFUL  WHEN THE PAYMENTS
AND RECEIPTS  IMPACT TWO DIFFERENT  CASH FLOW  ACTIVITIES.  THIS SAME  TREATMENT
SHOULD BE AFFORDED TO ALL YOUR DEFERRED  FINANCING  COSTS  RECOGNIZED IN EACH OF
THE  FISCAL  YEARS IN THE  CONSOLIDATED  STATEMENT  OF CASH  FLOWS  BOTH  WITHIN
FINANCING ACTIVITIES AND AS SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES.

7.   WITH THE  RECOGNITION  OF ALL THESE  PAYMENTS  (CASH  OUTFLOWS) OF DEFERRED
FINANCING COSTS AS A RECONCILING ITEM WITHIN OPERATING ACTIVITIES,  WE NOTE THAT
THE AMOUNTS OF "NET CASH  PROVIDED BY (USED IN)  OPERATING  ACTIVITIES"  WILL BE
MATERIALLY  REDUCED  IN  EACH  OF THE  THREE  FISCAL  YEARS.  THEREFORE,  IN THE
AMENDMENT OF YOUR FORM 10-K,  WE BELIEVE YOU SHOULD  RESTATE  YOUR  CONSOLIDATED
FINANCIAL  STATEMENTS  TO REFLECT THIS CHANGE IN  TREATMENT  AND INCLUDE ALL THE
DISCLOSURES  REQUIRED BY PARAGRAPH 37 OF APBO NO. 20. THIS CHANGE ALSO  REQUIRES
RECOGNITION  IN THE  AUDITORS  REPORT  THROUGH THE  ADDITION  OF AN  EXPLANATORY
PARAGRAPH IN ACCORDANCE  WITH THE GUIDANCE IN PARAGRAPH 12 OF SECTION 420 IN THE
CODIFICATION OF STATEMENT ON AUDITING STANDARDS.

We are responding to Items 5, 6 and 7 together because it appears that the basic issue is the primary classification for the costs associated with obtaining debt financing in the statement of cash flows.

SFAS 95 is the authoritative pronouncement dealing directly with this issue. The
Emerging  Issue  Task  Force  considered  the  subject  of debt  issue  costs in
September  1995 in  Issue 95 - 13,  Classification  of Debt  Issue  Costs in the
Statement  of Cash Flows,  and noted that there had been some  diversity  in the practice of applying SFAS 95. The conclusion reached by the Task Force was, "The
Task Force reached a consensus that cash payments for debt issue costs should be classified  in the  statement  of cash flows as a  financing  activity".  To our knowledge, there have been no subsequent pronouncements addressing this issue.

In  addition,  the  Company  asks that you  consider  the  following  element of paragraph 18 of SFAS 95.  "Financing  activities  include...;  anD OBTAINING AND
PAYING FOR other resources obtained from creditors on long-term credit"(emphasis added).  The Company is of the opinion that this statement  includes payments of the costs of obtaining credit as financing activities.

The Company  agrees that the  "grossing up" of the proceeds of financing and the cost of financing is appropriate and believes that the costs of financing should be  reported as a  reduction  of cash  provided  by  financing  activities.  The
"grossing  up" of the proceeds and the cost of financing  will have no effect on the net cash flows provided by financing  activities.  Accordingly,  the Company proposes to adopt the change prospectively.

   NOTE B - IMPAIRMENT OF LONG-LIVED ASSETS, PAGE 54

8.   WE NOTE YOUR ACCOUNTING  POLICY ON HOW YOU ASSESS  IMPAIRMENT OF LONG-LIVED
ASSETS BY  ESTIMATING  FUTURE  CASH FLOWS  (UNDISCOUNTED  AND  WITHOUT  INTEREST
CHARGES) AND RECOGNIZE AN IMPAIRMENT LOSS IF THE CASH FLOWS ARE  INSUFFICIENT TO
RECOVER THE CARRYING VALUE OF THE ASSETS. HOWEVER, YOUR ACCOUNTING POLICY SHOULD
BE EXPANDED TO STATE HOW THE IMPAIRMENT LOSS IS MEASURED ASSUMING IT IS BASED ON
THE CRITERIA IN PARAGRAPH 7 OF SFAS 144,  WHERE A LOSS  REPRESENTS THE AMOUNT BY
WHICH THE  CARRYING  VALUE OF A  LONG-LIVED  ASSET  EXCEEDS ITS FAIR  VALUE.  IN
ADDITION,  YOU SHOULD  PROVIDE THE  METHODOLOGY ON HOW FAIR VALUE IS MEASURED AS
PROVIDED BY THE  GUIDANCE IN  PARAGRAPHS  22-24 OF SFAS 144. IF A PRESENT  VALUE
TECHNIQUE IS USED, YOU SHOULD  DESCRIBE THE SPECIFIC  TECHNIQUE.  IN VIEW OF THE
FACT THAT YOU HAVE INCURRED SIGNIFICANT AMOUNTS OF IMPAIRMENT LOSSES IN TWO OF

                                       4

THE LAST THREE FISCAL YEARS, WE BELIEVE THAT YOUR ACCOUNTING POLICY  DISCLOSURES
ADDRESSING  THESE MATTERS SHOULD BE TRANSPARENT,  CLEAR AND COMPLETE TO A READER
OF YOUR FINANCIAL STATEMENTS.

As the  Company  has  indicated  in  connection  with  Items 1 and 4 above,  the impairments recognized comprised ALL of the costs associated with projects which we believed had low  probabilities  of success as of the  valuation  date. As of
December 31, 2005, the Company has deferred  development  costs  associated with one  project  for  which the  regulatory  review  process  is well  advanced.  A reasonable  estimate of the present value of the future income  exceeds the book value of costs deferred at December 31, 2005 ($5.6 million).

In the Company's review of deferred  development  costs, it is not believed that it was appropriate to apply sophisticated quantitative techniques. The questions about  continued  deferral  of costs were very basic and  directed  towards  the fundamental  likelihood  of  success  of the  project  in light of the facts and circumstances at the valuation dates.

   NOTE E, DEFERRED DEVELOPMENT COSTS, PAGE 58

9.   WE NOTE THAT YOUR DEFERRED DEVELOPMENT COSTS COMPRISE APPROXIMATELY 10% AND
23% OF TOTAL ASSETS AT DECEMBER 31, 2005 AND 2004, RESPECTIVELY, AND THAT DURING
FISCAL 2005 YOU TOOK  SIGNIFICANT  IMPAIRMENT  CHARGES ON  BALANCES  RELATING TO
AGREEMENTS WITH VARIOUS  TRIBES.  PLEASE REVISE YOUR DISCLOSURE HERE AND IN MD&A
TO INCLUDE THE AMOUNTS  FUNDED TO EACH TRIBE,  THE  SPECIFIC  USE OF THE AMOUNTS
FUNDED,   THE  REMAINING  FUNDING  COMMITMENT  TO  EACH  TRIBE,  AND  THE  MAJOR
ASSUMPTIONS  USED TO ESTIMATE  FAIR VALUES AND  RECOVERABILITY  OF THESE  ASSETS
(SUCH AS PROJECT START DATES, REVENUE ASSUMPTIONS,  DISCOUNT RATES,  PROBABILITY
OF SUCCESS,  ETC.) CONSIDER TABULAR  PRESENTATION  FOR CLARITY,  AS APPROPRIATE.
PLEASE PROVIDE US A DRAFT OF YOUR PROPOSED DISCLOSURE WITH YOUR RESPONSE.

As explained in previous responses,  deferred  development costs at December 31,
2005  relate to only one  project  and  location.  The  Company  has one  formal commitment for funding as described at page 34 in the MD&A. The Company will add the following sentence to Note E.

"The  impairment  losses reflect all of the deferred costs  associated  with the projects noted below. We decided that the losses should be recognized because of changes in circumstances which resulted in a very low probability of success for the indicated projects."

   NOTE K - STOCKHOLDERS' EQUITY (PREFERRED STOCK AND DIVIDENDS), PAGE 67

10.  REFERENCE  IS MADE TO YOUR  SERIES E  PREFERRED  STOCK  WHEREBY YOU INCLUDE
APPROXIMATELY $6.8 MILLION OF THESE SECURITIES WITHIN  STOCKHOLDERS'  EQUITY. WE
NOTE  FROM  YOUR  DISCLOSURES  THAT THE  SERIES E  PREFERRED  STOCK  CONTAINS  A
REDEMPTION VALUE. WE ASSUME FROM YOUR  CLASSIFICATION OF THESE SECURITIES WITHIN
STOCKHOLDERS'  EQUITY THAT ALL REDEMPTION  PROVISIONS ARE WITHIN THE CONTROL (OR
SOLELY AT THE OPTION) OF THE ISSUER.  IF TRUE,  THE NOTES  SHOULD BE EXPANDED TO
CLEARLY STATE THIS FACT.

The  Company  will add to future  filings a sentence  to the  paragraph  on this subject as follows. "Redemption of the Series E Preferred Stock is solely at our discretion."

   NOTE L STOCK OPTIONS AND WARRANTS, PAGE 69

11.  SUPPLEMENTALLY  EXPLAIN TO US THE FACTS AND  CIRCUMSTANCES  SURROUNDING THE
STOCK OPTION  CANCELLATIONS AND GRANTS DURING FISCAL 2003.  SPECIFICALLY ADDRESS
WHY THE OPTIONS WERE  CANCELLED AND WHETHER THE OWNERS OF ANY CANCELLED  OPTIONS
ALSO RECEIVED  GRANTS DURING 2003.  YOUR RESPONSE  SHOULD INCLUDE THE TIMING AND
PRICING OF SUCH  CANCELLATIONS  AND GRANTS.  WE MAY HAVE FURTHER COMMENT ON YOUR
RESPONSE.

                                       5

On February 12, 2002 the Company entered into employment agreements with each of
Robert Berman and Scott Kaniewski,  the Company's former Chief Executive Officer and Chief Financial  Officer,  respectively,  providing for, among other things, options  to  purchase,  at an  exercise  price of  $17.49  per  share,  up to an aggregate of 95,016 shares of the Company's common stock, which number of shares were  subject to  increase to an  aggregate  of up to 295,689  upon  stockholder approval.  These options were to originally  vest over a three-year  period.  On
January 9, 2003,  the Company's  Board of Directors  (the "Board")  modified the employment  agreements  of  each of  Robert  Berman  and  Scott  Kaniewski.  The modifications,  among others, included the cancellation of the above options and the  issuance of new  options to each of Robert  Berman and Scott  Kaniewski  to purchase up to an aggregate of 95,016 shares of the Company's  common stock,  at an exercise  price of $2.12 per share  (which  number of shares were  subject to increase to an aggregate of up to 295,689 each upon shareholder approval). These new options vested  immediately.  Subsequently,  in March 2003, the stockholders approved the remaining grant of options,  which vested  immediately,  to each of
Robert  Berman and Scott  Kaniewski  to purchase up to an  aggregate  of 200,673 additional  shares of the Company's  common stock, at an exercise price of $2.12 per share.  The Board  determined that the purpose of the stock options were not being  adequately  achieved  with respect to these  employees  holding  unvested options that were  exercisable  at prices above current market value and that it was in the best interests of the Company and its  stockholders  that the Company retain and motivate such employees.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings,  that staff comments or changes to disclosures in response  to staff  comments do not  foreclose  the  Commission  from taking any action  with  respect to the  filings  and the  Company  will not  assert  staff comments  as a defense in any  proceeding  initiated  by the  Commission  or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald J. Radcliffe
Ronald J. Radcliffe
Chief Financial Officer